Exhibit (d)(2)(v)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISER AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Fund	Annual Investment Management Fee
(as a percentage of average daily net assets)

ING International Value Portfolio	0.3825%

ING MidCap Opportunities Portfolio	0.3375% on first $250 million
0.3150% next $400 million
0.2925% next $450 million
0.2700% thereafter

ING SmallCap Opportunities Portfolio	0.3375% of the first $250 million of assets
0.3150% of the next $250 million of assets
0.2925% of the next $250 million of assets
0.2700% of the next $250 million of assets
0.2475% of the assets in excess of $1 billion